SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

 (Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Desktop Automation Drives Digital Transformation and Improves Productivity for One of Latin America's Largest BPOs, Dated September 04, 2018.
99.2 NewDay Drives Customer Service Leadership with NICE Satmetrix NPX Voice of the Customer Solutions, Dated September 05, 2018.
99.3 NICE Actimize Recognized by Frost & Sullivan With 2018 Technology Leadership Award for Enterprise Fraud Management, Dated September 06, 2018.
99.4 NICE Actimize Chosen by Thailand’s Bank of Ayudhya to Manage Anti-Money Laundering Compliance with Intelligent Automation, Dated September 10, 2018.
99.5 NICE Actimize Showcases How Intelligent eComms Surveillance Is Transforming Compliance and Conduct Risk Management in Its Global Event Series, Dated September 11, 2018.
99.6 NICE Actimize Positioned as a Category Leader in the 2018 Chartis RiskTech Quadrant® for KYC Solutions, Gaining High Scores in Customer Onboarding and Workflow Engines, Dated September 12, 2018.
99.7 Hyundai Capital America Adopts NICE Cloud Omnichannel Recording Platform to Improve Customer Experience, Dated September 12, 2018.
99.8 Thomas Cook Adopts NICE Robotic Process Automation to Improve Customer Experience and Back Office Process Efficiency, Dated September 13, 2018.
99.9 NICE Wins Two Awards for Excellence in Customer Service at CONAREC 2018, Dated September 17, 2018.
100.0 NICE inContact Announces Alliance with General Dynamics Information Technology, Dated September 18, 2018.
100.1 NICE Wins Two 2018 Communications Solutions Product of the Year Awards by TMCnet Recognizing Innovation, Dated September 18, 2018.
100.2 NICE Actimize Transforms Indonesia’s Bank Central Asia Anti-Money Laundering Compliance Operations, Dated September 20, 2018.
100.3 NICE inContact CXone Named a Leader in Cloud Contact Centers by Independent Research Firm, Dated September 25, 2018.
100.4 NICE Deploys Robotic Process Automation for SBI Card, Dated September 25, 2018.
100.5 NICE inContact Announces Support for Routing Omnichannel Interactions Natively in Salesforce Live Agent, Dated September 25, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: October 8, 2018

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Desktop Automation Drives Digital Transformation and Improves Productivity for One of Latin America's Largest BPOs, Dated September 04, 2018.
99.2 NewDay Drives Customer Service Leadership with NICE Satmetrix NPX Voice of the Customer Solutions, Dated September 05, 2018.
99.3 NICE Actimize Recognized by Frost & Sullivan With 2018 Technology Leadership Award for Enterprise Fraud Management, Dated September 06, 2018.
99.4 NICE Actimize Chosen by Thailand’s Bank of Ayudhya to Manage Anti-Money Laundering Compliance with Intelligent Automation, Dated September 10, 2018.
99.5 NICE Actimize Showcases How Intelligent eComms Surveillance Is Transforming Compliance and Conduct Risk Management in Its Global Event Series, Dated September 11, 2018.
99.6 NICE Actimize Positioned as a Category Leader in the 2018 Chartis RiskTech Quadrant® for KYC Solutions, Gaining High Scores in Customer Onboarding and Workflow Engines, Dated September 12, 2018.
99.7 Hyundai Capital America Adopts NICE Cloud Omnichannel Recording Platform to Improve Customer Experience, Dated September 12, 2018.
99.8 Thomas Cook Adopts NICE Robotic Process Automation to Improve Customer Experience and Back Office Process Efficiency, Dated September 13, 2018.
99.9 NICE Wins Two Awards for Excellence in Customer Service at CONAREC 2018, Dated September 17, 2018.
100.0 NICE inContact Announces Alliance with General Dynamics Information Technology, Dated September 18, 2018.
100.1 NICE Wins Two 2018 Communications Solutions Product of the Year Awards by TMCnet Recognizing Innovation, Dated September 18, 2018.
100.2 NICE Actimize Transforms Indonesia’s Bank Central Asia Anti-Money Laundering Compliance Operations, Dated September 20, 2018.
100.3 NICE inContact CXone Named a Leader in Cloud Contact Centers by Independent Research Firm, Dated September 25, 2018.
100.4 NICE Deploys Robotic Process Automation for SBI Card, Dated September 25, 2018.
100.5 NICE inContact Announces Support for Routing Omnichannel Interactions Natively in Salesforce Live Agent, Dated September 25, 2018.